BANK FIRST CORPORATION

March 4, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Eric Envall

Re:	Bank First Corporation (the “Company”) Registration Statement on Form S-4 (File No. 333-236067), as amended (the “Registration Statement”) – Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective under the Securities Act at 4:00 p.m., Eastern Time, on Friday, March 6, 2020, or as soon thereafter as practicable.

Feel free to telephone Joseph T. Ceithaml of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the Company’s legal counsel, at (312) 629-5143 with any questions or comments.

Sincerely,

Bank First Corporation

By:	/s/ Kevin M. LeMahieu
Kevin M. LeMahieu
Chief Financial Officer